UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st July, 2014	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st July, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Unaudited Financial Results for the Quarter ended 30th June, 2014.

Exhibit I

21st July, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Unaudited Financial Results for the quarter ended 30th June, 2014.

Pursuant to the listing agreement, we send herewith the Unaudited Financial Results for the first quarter ended 30th June, 2014 and the segment wise reporting, duly approved at the Board Meeting held today (21st July, 2014) alongwith the Limited Review Report of the Statutory Auditors thereon. A copy of the press release in this regard is also enclosed.

You are requested to take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As above

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2014

					( in lacs)
	Particulars	Quarter ended 30.06.2014	Quarter ended 31.03.2014	Quarter ended 30.06.2013	Year ended 31.03.2014
		Unaudited	Audited* (refer note 5)	Unaudited	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1122008	1078856	966296	4113554
	a) Interest / discount on advances / bills	873507	848701	732474	3168692
	b) Income on Investments	233901	221790	221782	903685
	c) Interest on balances with Reserve Bank of India and other inter bank funds	12147	7642	11027	35599
	d) Others	2453	723	1013	5578
2	Other Income	185057	200142	192560	791964
3	TOTAL INCOME (1)+(2)	1307065	1278998	1158856	4905518
4	Interest Expended	604847	583592	524426	2265290
5	Operating Expenses (i)+(ii)	317841	317472	303819	1204219
	i) Employees cost	112593	106124	110908	417898
	ii) Other operating expenses	205248	211348	192911	786321
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	922688	901064	828245	3469509
7	Operating Profit before Provisions and Contingencies (3)-(6)	384377	377934	330611	1436009
8	Provisions (other than tax) and Contingencies	48278	28613	52712	158802
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	336099	349321	277899	1277207
11	Tax Expense	112795	116669	93513	429367
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	223304	232652	184386	847840
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	223304	232652	184386	847840
15	Paid up equity share capital (Face Value of 2/- each)	48154	47981	47775	47981
16	Reserves excluding revaluation reserves				4299884
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.1%	16.1%	15.5%	16.1%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	9.3	9.7	7.7	35.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	9.2	9.6	7.7	35.2
	(iv) NPA Ratios
	(a) Gross NPAs	335622	298928	271903	298928
	(b) Net NPAs	100742	82003	68904	82003
	(c) % of Gross NPAs to Gross Advances	1.1%	1.0%	1.0%	1.0%
	(d) % of Net NPAs to Net Advances	0.3%	0.3%	0.3%	0.3%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	2.0%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1457475498	1448829678	1438851383	1448829678
	- Percentage of Shareholding	60.5%	60.4%	60.3%	60.4%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	407004657	407004657	406665702	407004657
	- Percentage of Shareholding	16.9%	17.0%	17.0%	17.0%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.6%	22.6%	22.7%	22.6%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

					( in lacs)
Particulars		Quarter ended 30.06.2014	Quarter ended 31.03.2014	Quarter ended 30.06.2013	Year ended 31.03.2014
		Unaudited	Audited (refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	270361	266743	305671	1178670
b)	Retail Banking	1144291	1088123	953083	4080486
c)	Wholesale Banking	544617	508128	450182	1964534
d)	Other Banking Operations	128016	145248	100168	503355
e)	Unallocated	—	—	258	258
	Total	2087285	2008242	1809362	7727303
	Less: Inter Segment Revenue	780220	729244	650506	2821785

	Income from Operations	1307065	1278998	1158856	4905518

2	Segment Results
a)	Treasury	(5292)	12565	30981	41230
b)	Retail Banking	151637	157893	122150	568541
c)	Wholesale Banking	178978	150037	120520	594011
d)	Other Banking Operations	47498	47620	42128	192046
e)	Unallocated	(36722)	(18794)	(37880)	(118621)

	Total Profit Before Tax	336099	349321	277899	1277207

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	11460711	12241141	9607111	12241141
b)	Retail Banking	(14417239)	(12909019)	(9683888)	(12909019)
c)	Wholesale Banking	7708329	5305539	4479732	5305539
d)	Other Banking Operations	1235045	1259579	1050244	1259579
e)	Unallocated	(1382063)	(1549375)	(1612204)	(1549375)

	Total	4604783	4347865	3840995	4347865

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Statement of Assets and Liabilities as on June 30, 2014 is given below.

		( in lacs)
Particulars	As at 30.06.2014	As at 30.06.2013
	Unaudited	Unaudited
CAPITAL AND LIABILITIES
Capital	48154	47775
Reserves and Surplus	4556629	3793220
Deposits	37207399	30331479
Borrowings	3861818	3913937
Other Liabilities and Provisions	3461970	3546821

Total	49135970	41633232

ASSETS
Cash and Balances with Reserve Bank of India	2206942	1896955
Balances with Banks and Money at Call and Short notice	802463	644708
Investments	12368776	10482377
Advances	31210871	25858938
Fixed Assets	291738	294234
Other Assets	2255180	2456020

Total	49135970	41633232

2	The above results have been approved by the Board of Directors at its meeting held on July 21, 2014
3	The results for the quarter ended June 30, 2014 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2014.
5	The figures for the quarter ended March 31, 2014 are the balancing figures between audited figures in respect of financial year 2013-14 and the published year to date figures up to December 31, 2013.
6	During the quarter ended June 30, 2014, the Bank acquired additional 8.7% stake in its subsidiary HDFC Securities Limited (HSL). Post this acquisition, the Bank’s stake holding in HSL was 98.0% as of June 30, 2014.
7	In accordance with RBI circular DBOD.No.BP.BC.2/21.06.201/2013-14 dated July 1, 2013, banks are required to make Pillar 3 disclosures under Basel III capital regulations. The Bank has made these disclosures which are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
8	During the quarter ended June 30, 2014, the Bank allotted 8645820 shares pursuant to the exercise of stock options by certain employees.
9	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
10	As at June 30, 2014, the total number of branches (including extension counters) and ATM network stood at 3488 branches and 11426 ATMs respectively.
11	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended June 30, 2014:

Opening : Nil;      Additions : 674;      Disposals : 674;      Closing position : Nil.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
13	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Paresh Sukthankar
Date : July 21, 2014	Deputy Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER ENDED JUNE 30, 2014

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter ended June 30, 2014, at their meeting held in Mumbai on Monday, July 21, 2014. The accounts have been subject to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2014

For the quarter ended June 30, 2014, the Bank’s total income was 13,070.7 crores and net revenues (net interest income plus other income) were at 7,022.2 crores. Core net revenues, excluding the impact of bond gains, were at 6,997.2 crores for the quarter ended June 30, 2014, an increase of 13.9% over 6,144.8 crores in the corresponding quarter of the previous year. Interest earned increased by 16.1% from 9,663.0 crores for the quarter ended June 30, 2013 to 11,220.1 crores for the quarter ended June 30, 2014. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2014 accounted for 74% of net revenues and grew by 17.0% to 5,171.6 crores, from 4,418.7 crores for the quarter ended June 30, 2013. Net interest margin for the quarter was at 4.4% as against 4.4% for the quarter ended March 31, 2014 and as against 4.6% for the corresponding quarter ended June 30, 2013.

Other income (non-interest revenue) at 1,850.6 crores was 26% of the net revenues for the quarter ended June 30, 2014. The four components of other income for the quarter ended June 30, 2014 were fees & commissions of 1,406.5 crores ( 1,284.5 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of  224.2 crores ( 314.3 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of  25.0 crores ( 199.5 crores for the quarter ended June 30, 2013) and miscellaneous income including recoveries of 195.0 crores (  127.3 crores for the corresponding quarter of the previous year).

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Operating expenses for the quarter were 3,178.4 crores, an increase of 4.6% over  3,038.2 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 45.3% as against 47.9% for the corresponding quarter ended June 30, 2013. The core operating profit was at 3,818.8 crores, an increase of 22.9% over  3,106.6 crores for the quarter ended June 30, 2013.

Provisions and contingencies (consisting of specific loan loss and general provisions) were 482.8 crores for the quarter ended June 30, 2014 as against 527.1 crores for the corresponding quarter ended June 30, 2013. After providing 1,128.0 crores for taxation, the Bank earned a net profit of 2,233.0 crores, an increase of 21.1% over the quarter ended June 30, 2013.

Balance Sheet: As of June 30, 2014

Advances as of June 30, 2014 were 312,109 crores, an increase of 20.7% over June 30, 2013. The domestic loan mix between retail : wholesale is 52:48. Total advances in overseas branches as of June 30, 2014 were at 7% of the total advances as against 4% as of June 30, 2013. Total deposits as of June 30, 2014 were 372,074 crores, an increase of 22.7% over June 30, 2013. Savings account deposits grew 18.1% over the previous year to reach  105,639 crores. Current account deposits grew 18.0% over the previous year to reach  54,348 crores. CASA deposits were 43.0% of total deposits as on June 30, 2014.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 15.1% as at June 30, 2014 (15.5% as at June 30, 2013) as against a regulatory requirement of 9%. Tier-I CAR was at 11.1% as on June 30, 2014 compared to 10.5% as at June 30, 2013.

NETWORK

As of June 30, 2014, the Bank’s distribution network was at 3,488 branches and 11,426 ATMs in 2,231 cities / towns an increase of 369 branches and 338 ATMs over 3,119 branches and 11,088 ATMs in 1,891 cities /towns as of June 30, 2013.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.07% of gross advances as on June 30, 2014, as against 1.04% as on June 30, 2013. Net non-performing assets were at 0.3% of net advances as on June 30, 2014. Total restructured loans (including applications under process for restructuring) were at 0.2% of gross advances as of June 30, 2014 as against 0.2% as of June 30, 2013.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Mobile: 09323620828

neeraj.jha@hdfcbank.com

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013